UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 10)(1)

NTN Buzztime, Inc.
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(Name of Issuer)

Common Stock, $.005 par value per share
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(Title of Class of Securities)

629410309
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(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2008
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,829,827
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,829,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,829,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,829,827
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,829,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,829,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,850,999
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,850,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,850,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,850,999
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,850,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,850,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,829,827
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,829,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,829,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,829,827
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,829,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,829,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

Introductory Statement

This constitutes Amendment No. 10 (the “Amendment”) to the Statement on Schedule 13D, originally filed on July 24, 2007, as amended (the “Schedule 13D”).

Except as otherwise described in this Amendment, the information contained in the Schedule 13D remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in the Schedule 13D. Information given in response to each item in the Schedule 13D shall be deemed incorporated herein by reference in all other items.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of amendment number 9 to this Schedule 13D, the Master Fund used $280,607.22 (including commissions) of its working capital to purchase an aggregate of 895,452 shares of Common Stock.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 5,829,827 shares of the Common Stock, representing approximately 10.5% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 5,829,827 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 10.5% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83.21% of the shares of Trinad Capital Master Fund, Ltd. as of June 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 83.21% of the 5,829,827 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 4,850,999 shares or 8.7% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q for the period ended March 31, 2008, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

(b) Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. All shares were purchased on the open market through a broker.

Date	Shares Acquired	Cost Per Share Including Commissions
06/25/2008	50,000	$0.3112
06/27/2008	23,200	$0.3311
06/30/2008	35,000	$0.3603
07/15/2008	200,000	$0.3101
07/16/2008	200,000	$0.3101
07/16/2008	206,627	$0.3101
07/21/2008	26,650	$0.3106
07/21/2008	30,000	$0.3300
07/22/2008	51,300	$0.3103
07/23/2008	62,100	$0.3102
07/24/2008	10,575	$0.3114

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this Tenth Amendment:

Exhibit A Joint Filing Agreement, dated as of July 28, 2008.

CUSIP No. 629410309

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: July 28, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: July 28, 2008
TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
Robert S. Ellin, Managing Member
Date: July 28, 2008

TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: July 28, 2008
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: July 28, 2008	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: July 28, 2008

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 629410309

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: July 28, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: July 28, 2008
TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
Robert S. Ellin, Managing Member
Date: July 28, 2008

TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: July 28, 2008
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: July 28, 2008	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: July 28, 2008